[Reference Translation]
November 28, 2011
To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Naoki Kojima,
General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Media Reports about Toyota’s Business Alliance

Toyota Motor Corporation (“Toyota”) hereby announces that the media reports dated on or after Saturday, November 26, 2011 about Toyota’s business alliance are not based on any official announcements made by Toyota.